Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Convening Notice

EXTRAORDINARY GENERAL MEETINGS AND ANNUAL GENERAL MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Extraordinary General Meetings and the Annual General Meeting to be held on April 20, 2012 in the auditorium at the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo for the purpose of:

I – In an Extraordinary General Meeting to be held at 3:00 p.m.

- to examine the proposal of the Board of Directors to authorize the use of preferred shares issued by the Company for compensation of its executives and of companies controlled by it.

II – In the Annual General Meeting, to be held at 3:20 p.m.

1.     To take cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31, 2011;

2.     To deliberate on the allocation of net income for the fiscal year;

3.     To elect members of the Board of Directors and Fiscal Council for the next annual term of office. In the light of the determination in CVM – Brazilian Securities and Exchange  Instructions 165/91 and 282/98, it is hereby recorded that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting  capital; and

4.     To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the members of the Fiscal Council.

III – In an Extraordinary General Meeting, to be held at 3:40 p.m.

- to examine the proposal of the Board of Directors on:

1.     Amendment of the Bylaws to:

a)     adapt them to the Regulations of the Level 1 Corporate Governance Listing Segment of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”);

b)     adapt them to the new provisions of Article 146 of Law 6.404/76 to eliminate the necessity of the condition of stockholder as eligibility to sit on the Company’s Board of Directors; and

c)     institute the sole Compensation Committee for the Itaú Unibanco Conglomerate pursuant to  National Monetary Council Resolution 3.921/2010.

2.     Consolidation of the Bylaws with the above-mentioned amendments.

The description of the matters proposed as well as their justification may be found in the
“General Stockholders Meetings’ Manual”.

The documents to be examined in the meetings are at the disposal of Stockholders in the Company’s Investor Relations website (www.itau-unibanco.com.br/ri), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETINGS OF APRIL 20, 2012
OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

The Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law 6.404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of his/her power of attorney (for documents produced overseas, the respective consularized and sworn translation):

a)     Corporate Entities: authenticated copy of the articles of association/bylaws of the represented corporate entity, proof of election of the members of management and the corresponding power of attorney with signature notarized by a notary’s office;

b)     Natural Persons: power of attorney with signature notarized by a public notary’s office.

In order to facilitate the work of the General Meetings, the Company suggests that the Stockholders represented by attorneys-in-fact submit a copy of the documents listed above at least 48 hours prior to the meetings by mail or by messenger to:

Itaú Unibanco - Superintendência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or to fax  number (011) 5019-8103, or to e-mail relacoes.investidores@itau-unibanco.com.br.

To encourage Stockholder participation in the General Meetings, the Company has implemented an electronic platform through which an electronic power-of-attorney may be granted for representation in the General Meetings pursuant to procedures described in the General Stockholders Meetings’ Manual.

We wish to inform that entry to the Company’s head offices will be permitted as from 2:00 p.m. in order to organize stockholder access to the Meetings.

São Paulo (SP), April 4, 2012.
BOARD OF DIRECTORS
PEDRO MOREIRA SALLES
Chairman

ALFREDO EGYDIO SETUBAL
Investor Relations Officer